EXHIBIT B-4

                      BEFORE THE PUBLIC SERVICE COMMISSION
                            OF THE STATE OF MISSOURI


The Staff of the Missouri Public          )
Service Commission,                       )
                                          )
                           Complainant,   )
                                          )
                  v.                      )   Case No. EC-2002-1 )
Union Electric Company, d/b/a             )
AmerenUE,                                 )
                                          )
                           Respondent.    )

                            STIPULATION AND AGREEMENT
                            -------------------------

     As a result of discussions among the Staff of the Commission ("Staff"), the Office of Public Counsel ("Public Counsel"), Union Electric Company d/b/a AmerenUE ("UE"), the State of Missouri - Office of the Attorney General, the Missouri Energy Group ("MEG"), the Missouri Industrial Energy Consumers ("MIEC"), the Missouri Retailers Association, and Doe Run Resources Corporation (collectively "the signatories"), the signatories hereby submit to the Missouri Public Service Commission ("Commission") for its consideration and approval this Stipulation and Agreement (the "Agreement"), in resolution of Case
No. EC-2002-1. The signatories state as follows:

     1. On July 2, 2001, the Staff filed its complaint and initial direct testimony in this case based on a test year of the twelve months ended June 30, 2000 and an update period through December 31, 2000. The Staff's position was that UE's earnings/revenues were excessive in the range of approximately $213 million to $250 million per year, exclusive of license, occupation, franchise, gross receipts, or other similar fees or taxes, and UE should have its rates reduced.


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     2.   On December 6, 2001, the Commission issued an order granting UE's motion to change the test year from that proposed by the Staff, and set the test year as the twelve month period ending June 30, 2001.

     3. On December 26, 2001, the Staff and UE filed a Joint Stipulation With Respect To Procedural Schedule And Related Matters.

     4. On January 3, 2002, the Commission issued an Order approving, among other things, a revised procedural schedule for the case, a test year of the twelve months ended June 30, 2001 and an update period through September 30, 2001.

     5. Pursuant to the revised schedule, on March 2, 2002, the Staff filed direct testimony based on a test year of the twelve months ending June 30, 2001 with an update period through September 30, 2001.

     6.   On May 10, 2002, UE and Public Counsel filed their rebuttal testimony.

     7.   On May 17, 2002, certain intervenors filed their rebuttal testimony.

     8. The pre-hearing conference was held during the last week of May. On June 24, 2002, surrebuttal testimony was filed by the Staff, and cross-surrebuttal testimony was filed by UE, Public Counsel, and certain intervenors.

     9.   On July 11, 2002, the hearing of this case began.

     10. The signatories have had on-going discussions in an effort to resolve the issues presented by this case, and have reached an Agreement to settle the case. The following stipulations memorialize the Agreement.

                                  STIPULATIONS
                                  ------------

     The signatories submit to the Commission for its consideration and approval the following terms and conditions for resolution of Case No. EC-2002-1:

     1.   ONE-TIME CREDIT TO CUSTOMERS

     a. A one-time credit of $40 million will be made to UE Missouri retail electric customers, which shall be considered final settlement of Case Nos. EM-96-149, EC-2002-1025 and EC-2002-1059, relating to the third sharing period of the second Experimental Alternative Regulation Plan ("EARP"), but is exclusive of license, occupation, franchise, gross receipts, or other similar fees or taxes. As a consequence, Case Nos. EC-2002-1025 and EC-2002-1059 may be closed by the Commission.

     b. This one-time credit will be applied in the first billing cycle of the first billing period after the Report and Order of the Commission adopting this Agreement becomes final and unappealable.

     c. This one-time credit will be allocated to customers according to the terms of the second EARP.

     2.   RATE REDUCTIONS

     a. UE will file tariffs that will implement an electric rate reduction to be effective as of April 1, 2002, of $50 million, exclusive of license, occupation, franchise, gross receipts, or other similar fees or taxes. The
April 1, 2002 reduction shall be allocated as follows: $46 million on an equal percentage reduction to all non-lighting classes, plus an additional $1 million reduction to the Small General Service class ("SGS") and an additional
$3 million reduction to the Large Primary Service class ("LPS") to promote economic development in the State of Missouri. A credit reflecting the reduction in rates for the period between April 1, 2002 and the effective date of the tariffs implementing this rate reduction will be applied in the first billing cycle of the first billing period after the effective date of those tariffs, and will be allocated to customer classes consistent with the rate reduction noted above.


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     b.   UE will file tariffs, bearing an effective date of April 1, 2003, that will implement an electric rate reduction of $30 million, exclusive of license, occupation, franchise, gross receipts, or other similar fees or taxes. The April 1, 2003 reduction shall be allocated as follows: $26 million on an equal percentage reduction to all non-lighting classes, plus an additional $1 million reduction to SGS and an additional $3 million reduction to LPS to promote economic development in the State of Missouri.

     c. UE will file tariffs, bearing an effective date of April 1, 2004, that will implement an electric rate reduction of $30 million, exclusive of license, occupation, franchise, gross receipts, or other similar fees or taxes. The
April 1, 2004 reduction shall be allocated as follows: $26 million on an equal percentage reduction to all non-lighting classes, plus an additional $1 million reduction to SGS and an additional $3 million reduction to LPS to promote economic development in the State of Missouri.

     d. The tariffs referred to in subsections a, b, and c above, producing rates on the basis of the assumptions specified in Attachment A, will be filed by UE with the Commission by the later of August 1, 2002, or within five (5) business days of the Report and Order of the Commission adopting this Agreement becoming final and unappealable.

     e. There shall be no change to Rider B and Rider E. Nothing in this Agreement precludes a signatory or a customer with self-generation from proposing a special contract for Commission approval during the term of this Agreement.

     f. Rates will be designed to preserve the existing winter/summer rate differential for the residential customer class.

     g. Beginning January 1, 2003, the rate of interest to be paid on customer deposits in each year should be one percentage point above the prime rate


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published in the Wall Street Journal as being in effect on the last business day of November of the prior year, except as otherwise required by Commission rule.

     3.   RATE MORATORIUM

     a. UE's rates resulting from the rate reductions specified in Section 2 above will continue in effect until June 30, 2006, and thereafter, until changed as a result of a Commission Order. Except as provided in subsections b and c below, no signatory (excluding the Office of the Attorney General) will before January 1, 2006 file a case to change the rates resulting from the reductions specified in Section 2 above.

     b. No signatory (excluding the Office of the Attorney General) may file a general rate increase case or a general rate decrease case before January 1, 2006 to change UE's rates, unless a significant, unusual event that has a major impact on UE occurs, such as:

     (i.) terrorist activity or an act of God;

     (ii.) a significant change in federal or state tax laws;

     (iii.) a significant change in federal or state utility laws or regulations; or

     (iv.) an unexpected extended outage or shutdown of a major generating unit(s), other than any major generating unit(s) shut down due to an extended outage at the time of the filing of this Agreement.

     c. This Agreement will not preclude the exercise of the rights granted to any of the parties pursuant to Section 393.292 RSMo 2000, respecting the funding of nuclear power plant decommissioning.

     4.   TIMELY INFRASTRUCTURE INVESTMENTS

     UE commits to undertake commercially reasonable efforts to make energy infrastructure investments totaling $2.25 billion to $2.75 billion from


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January 1, 2002 through June 30, 2006. This commitment includes the completion or substantial completion of the following construction projects:

  o 700 MW of new regulated generating capacity, which does not include the replacement of the Venice power plant by new generation, nor the transfer of load to increase available generating capacity, but may include the purchase of generation plant from an Ameren affiliate at net book value;

  o upgrades to existing plants which will result in 270 MW or greater of additional generating capacity;

  o       replacement of steam generators at the Callaway power plant;

  o replacement of Venice power plant by new generating capacity, which does not include the transfer of load to increase available generating capacity, but may include the purchase of generation plant from an Ameren affiliate at net book value; and

  o new transmission lines and transmission upgrades that will increase transmission import capability by 1,300 MW.

     UE shall provide status updates on these infrastructure commitments to the Staff, Public Counsel, Office of the Attorney General and, under appropriate confidentiality agreements, to representatives of the MIEC, MEG and the Department of Natural Resources, on a quarterly basis. In the event that UE plans to make energy infrastructure investments totaling less than $2.25 billion, UE will immediately report these plans to the Staff, Public Counsel, Office of the Attorney General and, under appropriate confidentiality agreements, to representatives of the MIEC, MEG and the Department of Natural Resources. Such report will explain why these investment plans are in the public interest. In addition, UE will continue its current process of working with the Staff and Public Counsel in its long-term resource planning efforts to ensure that its current plans and commitments are consistent with the future needs of its customers and the energy needs of the State of Missouri. UE will include representatives of the Department of Natural Resources in its future process for long-term resource planning efforts, but under no circumstances shall UE be compelled to disclose any proprietary or confidential information. Nothing in


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this Agreement shall be construed to impair the Commission's rulemaking authority with respect to resource planning. Further, nothing in this Section would prohibit any signatory to this Agreement from raising issues regarding the prudence and reasonableness of the foregoing infrastructure investment decisions.

     5.   LOW INCOME CUSTOMER ASSISTANCE

     A. UE will make an initial $5 million contribution to its Dollar More Program by the later of September 1, 2002 or five (5) business days after the Report and Order of the Commission adopting this Agreement becomes final and unappealable. UE will contribute an additional $1 million to this program on June 30 of every year that the moratorium is in effect (June 30, 2003; June 30, 2004; June 30, 2005 and June 30, 2006). The transactions resulting from establishing and operating this fund will be recorded below-the-line and not treated as a regulated expense on UE's books and records.

     B. A weatherization fund for the benefit of UE's low-income customers in UE's service territory will be created and administered as determined under
Section 11 of this Agreement. UE will make, by the later of September 1, 2002 or five (5) business days after the Report and Order of the Commission adopting this Agreement becomes final and unappealable, an initial contribution of $2 million to this low-income weatherization fund. UE will contribute an additional $0.5 million to this fund on June 30 of every year that this Agreement is in effect (June 30, 2003; June 30, 2004; June 30, 2005 and June 30, 2006). The
transactions resulting from establishing and operating this fund will be recorded below-the-line and not treated as a regulated expense on UE's books and records.

6.       ECONOMIC DEVELOPMENT FUND


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     UE will make an initial contribution of $5 million to a not-for-profit community development corporation to be known as the Ameren Community Development Corporation ("CDC") by the later of September 1, 2002 or five (5) business days after the Report and Order of the Commission adopting this Agreement becomes final and unappealable. UE will contribute an additional $1 million to this program on June 30 of every year that the Agreement is in effect (June 30, 2003; June 30, 2004; June 30, 2005 and June 30, 2006). These
contributions will be administered by the CDC as determined under Section 11 of this Agreement. The transactions resulting from establishing and operating this fund will be recorded below-the-line and not treated as a regulated expense on UE's books and records.

     7.   RESIDENTIAL AND COMMERCIAL ENERGY EFFICIENCY FUND

     A residential and commercial energy efficiency fund will be created and administered as determined under Section 11 of this Agreement. UE will make an initial contribution of $2 million to this residential and commercial energy efficiency fund by the later of September 1, 2002 or five (5) business days after the Report and Order of the Commission adopting this Agreement becomes final and unappealable. UE will contribute an additional $0.5 million to the fund on June 30 of every year that the Agreement is in effect (June 30, 2003; June 30, 2004; June 30, 2005 and June 30, 2006). The transactions resulting from establishing and operating this fund will be recorded below-the-line and not treated as a regulated expense on UE's books and records.

     8.   DEPRECIATION

     UE shall modify its dismantling costs and/or service lives for certain assets that will result in a reduction in depreciation expense of approximately $20 million annually from current depreciation expense levels. The Staff and UE will undertake a collaborative effort to determine the level of depreciation


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rates designed to decrease the current depreciation rates by $20 million annually effective April 1, 2002. In the event that such a determination is not made within 30 days of this Agreement being approved by the Commission, UE will be authorized to book effective April 1, 2002, an annual negative amortization of $20 million. However, in any event, UE shall continue to use its current methodology to calculate the net salvage costs of its assets, to recover those net salvage costs through depreciation rates, and to charge those costs to its depreciation reserve.

     9.   DEMAND RESPONSE OPTION

     UE will make its best efforts to increase the amount of demand response options (including interruptible load), by 200 megawatts, and to facilitate the infrastructure needed for customer participation, such as special customer equipment including customer-owned generation. A plan to accomplish this will be developed as provided under Section 11 of this Agreement and implemented by UE.

     10.  TIME OF USE PILOT PROJECT

     An experimental residential Time Of Use ("TOU") pilot project will be designed, implemented and evaluated as provided under Section 11 of this Agreement.

     11. COLLABORATIVE EFFORTS

     a. The low-income weatherization fund and the residential and commercial energy efficiency fund will be utilized in accordance with plans developed by separate collaborative committees of interested signatories. There shall be a ninety (90) day period after the Commission's Report and Order adopting this Agreement becomes final and unappealable for the separate collaborative committees of interested signatories to develop plans for the utilization of these funds. If a collaborative committee cannot agree on a plan for the


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utilization of the fund, disagreements must be brought to the Commission for a decision. The separate collaborative committees of interested signatories are to develop the format and frequency of regular reports regarding the status of each of these funds as well as a date for a final report respecting each of these funds. The final report of the separate collaborative committees will contain recommendations regarding the future of each of these funds subsequent to June 30, 2006. (However, UE shall not be obligated to continue this funding after June 30, 2006.)

     B. A collaborative committee of interested signatories will be established to develop the governance provisions of the CDC. There shall be a ninety (90) day period after the Commission's Report and Order adopting this Agreement becomes final and unappealable for the collaborative committee of interested signatories to finalize plans for the governance of the CDC. The collaborative committee of interested signatories will develop the format and frequency of regular reports regarding the status of this fund as well as a date for a final report respecting the fund. The final report of the collaborative committee will contain recommendations regarding the future of this fund subsequent to June 30, 2006. (However, UE shall not be obligated to continue this funding after June 30, 2006.)

     c. A collaborative committee of interested signatories will be established to design and evaluate an experimental residential TOU pilot project. There shall be a ninety (90) day period after the Commission's Report and Order adopting this Agreement becomes final and unappealable for the collaborative committee of interested signatories to outline plans for the project design and the post-implementation evaluation of the experimental residential TOU pilot project. If the collaborative committee cannot agree on the project design and a plan for post-implementation evaluation, disagreements must be brought to the Commission for a decision.


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     d.   A collaborative committee of interested signatories will be established to design and evaluate demand response options. There shall be a one hundred twenty (120) day period after the Commission's Report and Order adopting this Agreement becomes final and unappealable for the collaborative committee of interested signatories to oversee both the project design and implementation plans of the demand response options. The collaborative committee shall also oversee the post-implementation evaluation of the demand response options. If the collaborative committee cannot agree on the project design and a plan for post-implementation evaluation, disagreements must be brought to the Commission for a decision. The collaborative committee of interested signatories will develop the format and frequency of regular reports regarding the status of demand response options as well as a date for a final report.

     12.  INTEREST BEARING ACCOUNTS

     In the event the contributions referenced in Sections 6 and 7 have not been disbursed by the later of the dates referenced in said sections, UE shall place the contributions referenced in Sections 6 and 7 in interest bearing accounts until disbursed.

     13.  COST OF SERVICE STUDIES

     No later than January 1, 2006, UE will submit to the signatories a Missouri jurisdictional revenue requirement cost of service study and a Missouri jurisdictional customer class cost of service study covering the twelve months ending June 30, 2005. All underlying workpapers associated with these studies will be provided at that time.

     14.  EFFECT OF THIS NEGOTIATED SETTLEMENT

     a. None of the signatories shall be deemed to have approved or acquiesced in any question of Commission authority, accounting authority order principle, cost of capital methodology, capital structure, decommissioning methodology,


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ratemaking or procedural principle, valuation methodology, cost of service methodology or determination, depreciation principle or method, rate design methodology, jurisdictional allocation methodology, cost allocation, cost recovery, or question of prudence, that may underlie this Agreement, or for which provision is made in this Agreement.

     b. This Agreement represents a negotiated settlement. Except as specified herein, the signatories to this Agreement shall not be prejudiced, bound by, or in any way affected by the terms of this Agreement: (a) in any future proceeding; (b) in any proceeding currently pending under a separate docket; and/or (c) in this proceeding should the Commission decide not to approve this Agreement, or in any way condition its approval of same.

     c. The provisions of this Agreement have resulted from extensive negotiations among the signatories and are interdependent. In the event that the Commission does not approve and adopt the terms of this Agreement in total, or approves this Agreement with modifications or conditions that a signatory objects to, it shall be void and no party hereto shall be bound, prejudiced, or in any way affected by any of the agreements or provisions hereof.

     d. When approved and adopted by the Commission, this Agreement shall constitute a binding agreement between the signatories hereto. The signatories shall cooperate in defending the validity and enforceability of this Agreement and the operation of this Agreement according to its terms. Nothing in this Agreement is intended to impinge, restrict or limit in any way Public Counsel's discovery powers, including the right to access information and investigate matters related to UE.

     e. This Agreement does not constitute a contract with the Commission. Acceptance of this Agreement by the Commission shall not be deemed as constituting an agreement on the part of the Commission to forego, during the term of this Agreement, the use of any discovery, investigative or other power


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which the Commission presently has. Thus, nothing in this Agreement is intended to impinge or restrict in any manner the exercise by the Commission of any statutory right, including the right to access information, or any statutory obligation.

     f. The signatories agree that, in the event the Commission approves this Agreement without modification or condition, then the prefiled testimony of all witnesses in this proceeding may be included in the record of this proceeding without the necessity of such witness taking the witness stand.

     15.  COMMISSION APPROVAL OF THE AGREEMENT

     a. The Staff shall file suggestions or a memorandum in support of this Agreement and the other signatories shall have the right to file responsive suggestions or prepared testimony.

     b. If requested by the Commission, the Staff shall have the right to submit to the Commission an additional memorandum addressing the matter requested by the Commission. Each party of record shall be served with a copy of any such memorandum and shall be entitled to submit to the Commission, within five (5) days of receipt of the Staff's memorandum, a responsive memorandum, which shall also be served on all parties. The contents of any memorandum provided by any party are its own and are not acquiesced in or otherwise adopted by the other signatories to this Agreement, whether or not the Commission approves and adopts this Agreement.

     c. The Staff shall also have the right to provide, at any agenda meeting at which this Agreement is noticed to be considered by the Commission, whatever oral explanation the Commission requests, provided that the Staff shall, to the extent reasonably practicable, provide the other parties with advance notice of when the Staff shall respond to the Commission's request for such explanation


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once such explanation is requested from the Staff. The Staff's oral explanation shall be subject to public disclosure, except to the extent it refers to matters that are privileged or protected from disclosure pursuant to any protective order issued in this case.

     d. If the Commission does not unconditionally approve this Agreement without modification, and notwithstanding its provision that it shall become void thereon, neither this Agreement, nor any matters associated with its consideration by the Commission, shall be considered or argued to be a waiver of the rights that any party has to a hearing on the issues presented by the Agreement, for cross-examination, or for a decision in accordance with Section
536.080 RSMo 2000 or Article V, Section 18 of the Missouri Constitution, and the parties shall retain all procedural and due process rights as fully as though this Agreement had not been presented for approval, and any suggestions or memoranda, testimony or exhibits that have been offered or received in support of this Agreement shall thereupon become privileged as reflecting the substantive content of settlement discussions and shall be stricken from and not be considered as part of the administrative or evidentiary record before the Commission for any further purpose whatsoever.

     e. In the event the Commission accepts the specific terms of the Agreement, the signatories waive their respective rights to call, examine and cross-examine witnesses, pursuant to Section 536.070(2) RSMo 2000; their respective rights to present oral argument and written briefs pursuant to
Section 536.080.1 RSMo 2000; their respective rights to the reading of the transcript by the Commission pursuant to Section 536.080.2 RSMo 2000; their respective rights to seek rehearing, pursuant to Section 386.500 RSMo 2000; and their respective rights to judicial review pursuant to Section 386.510 RSMo 2000. This waiver applies only to a Commission Report And Order respecting this Agreement issued in this proceeding, and does not apply to any matters raised in


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any subsequent Commission proceeding, or any matters not explicitly addressed by this Agreement.

     16.  THE TERM OF THIS AGREEMENT

     This Agreement, once approved by the Commission, will be deemed to have become effective as of the date the Report and Order of the Commission adopting this Agreement becomes final and unappealable, and will expire June 30, 2006, except as specified hereinabove.

                                          Respectfully submitted,


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------------------------------------------   -----------------------------------
UNION ELECTRIC COMPANY                       STAFF OF THE MISSOURI PUBLIC
D/B/A AMERENUE                               SERVICE COMMISSION


By:  /s/ Steven R. Sullivan                  By:  /s/ Dana K. Joyce
     ------------------------------               ------------------------------
     Steven R. Sullivan, MBE #33102               Dana K. Joyce, MBE #28533
     James J. Cook, MBE #22697                    Steven Dottheim, MBE #29149
     Thomas M. Byrne, MBE #33340

Of Counsel:
     Robert J. Cynkar
     Victor J. Wolski
     Gordon D. Todd
     Cooper & Kirk, PLLC
------------------------------------------   -----------------------------------
OFFICE OF THE PUBLIC COUNSEL                 STATE OF MISSOURI
                                             OFFICE OF THE ATTORNEY GENERAL


By:  /s/ John B. Coffman                     By:  /s/ Ronald Molteni
     ------------------------------               ------------------------------
     John B. Coffman, MBE #36591                  Ronald Molteni, MBE #40946

------------------------------------------   -----------------------------------
MISSOURI ENERGY GROUP                        MISSOURI INDUSTRIAL ENERGY
                                             CONSUMERS


By:  /s/ Robert Johnson by Diana Vuylsteke   By:  /s/ Diana Vuylsteke
     ------------------------------               ------------------------------
     Robert C. Johnson, MBE #15755                Diana M. Vuylsteke, MBE #42419
     Lisa C. Langeneckert, MBE #49781

------------------------------------------   -----------------------------------
MISSOURI RETAILERS ASSOCIATION               DOE RUN RESOURCES CORPORATION


By:  /s/ Samuel E. Overfelt                  By:  /s/ Robin E. Fulton
     ------------------------------               ------------------------------
     Samuel E. Overfelt, MBE #16386               Robin E. Fulton, MBE #29513

------------------------------------------   -----------------------------------


DATED:  July 15, 2002